Exhibit 99.1

Press Release

DirectBooking Technology Co., Ltd. (ZDAI) and DeepYou Digital, Founded by Former JD.com Senior Vice President Li Daxue, Form Strategic Partnership to Build an AI-Native Hotel Booking Platform Targeting 100,000 Hotels in Three Years

Hong Kong, Feb 10, 2026 — DirectBooking Technology Co., Ltd. (Nasdaq:ZDAI) announced that it has signed a strategic cooperation framework agreement with DeepYou Digital Technology Co., Ltd. The two parties will fully leverage their respective strengths in technology, application scenarios and ecosystem resources, jointly invest to establish a joint venture company, and build a next-generation AI-native intelligent hotel booking platform. Through technological innovation, the partners aim to reshape the travel and hospitality ecosystem and inject new momentum into the industry’s high-quality development.

DeepYou was founded by Mr. Li Daxue, founder of Magcloud Digital, Lifetime Honorary Technical Advisor of JD.com, and specially appointed digital economy expert of the Ministry of Commerce. The company has long focused on industrial digitalization and artificial intelligence innovation, and has already cooperated with nearly 1,000 scenic spots across China to build a smart cultural tourism service network that connects core attractions, local culture and tourism operators, and visitors across entire destinations, making it a benchmark enterprise in the AI + culture-and-tourism field. Notably, DeepYou has entered into a deep strategic collaboration with Huawei. Relying on the HarmonyOS ecosystem, Huawei’s Xiaoyi voice interaction and device-side computing capabilities, DeepYou deeply integrates cultural tourism services with mobile operating systems to provide hundreds of millions of users with a more intelligent, convenient and one-stop travel experience.

DirectBooking Technology, for its part, has spent years deeply cultivating hotel digital supply chains, direct-connect technologies and private-domain operations. The company has developed a mature hotel direct-connect system, dynamic revenue management and channel optimization solutions. It is committed to empowering hotel operations through technology, helping hotels reduce channel costs, lower their reliance on high-commission platforms, and significantly enhance their own direct-sales capabilities and operational efficiency.

Under the strategic plan, the two parties will use AI technologies as the core engine, integrating capabilities such as natural language interaction, intelligent recommendation, demand forecasting, dynamic pricing, real-time room-status connectivity and end-to-end automated services to jointly create an all-new lodging experience featuring “one-sentence booking, personalized matching, and one-stop fulfillment.” The platform will connect the entire chain from AI-powered travel guidance and itinerary planning to hotel booking and on-property services, forming an integrated “travel + stay” closed loop and driving an experience shift from “passive search” to “proactive service.”

The partners have set a three-year strategic goal: the AI hotel booking platform aims to cover 100,000 hotels. Through technological and business model innovation, the platform seeks to break the traditional OTA industry’s channel monopolies and information silos, promote fair market competition, reshape value distribution across the sector, and build a more open and inclusive industry ecosystem.

The platform will rebuild the value chain from both the hotel and consumer sides. For hotels, the system can significantly reduce customer acquisition and channel costs, increase the share of direct sales, and, through AI-enabled smart pricing, precision marketing and data-driven operations, drive simultaneous growth in both revenue and brand reputation. For users, the platform will offer an efficient, convenient, transparent and personalized one-stop booking experience, eliminating cumbersome price comparisons and algorithmic discrimination, and delivering truly intelligent matching and frictionless booking.

Looking ahead, DirectBooking Technology and DeepYou will take the joint venture as the core platform, continue to increase investment in technology R&D and market expansion, and deepen the integrated application of AI across lodging reservations, smart cultural tourism and all-region tourism scenarios. Together, they aim to build a highly efficient, transparent, secure and shared new travel-and-hospitality ecosystem, and to drive the industry’s comprehensive transformation toward digitalization, intelligence and greater fairness.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements.” Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policies; overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com